

February 25, 2011

Via U.S. Mail and Facsimile

Mr. Paul Kalkbrenner
Chief Executive Officer
Dynamic Ventures Corp.
8776 East Shea Blvd.
Suite B3A-615
Scottsdale, AZ 85260

> **Re:** **Dynamic Ventures Corp.**
> **Current Report on Form 8-K**
> **Filed December 6, 2010**
>
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed December 6, 2010**
> **File No. 333-163913**

Dear Mr. Kalkbrenner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela Long
Assistant Director